Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com

SUBMITTTED VIA EDGAR
SENT VIA FIRST-CLASS MAIL
December 28, 2011

Kevin L. Vaughn, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549-6010

RE: WESCO International, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011
Form 8-K Dated October 20, 2011
Filed on October 20, 2011
File No. 001-14989

Dear Mr. Vaughn,
This letter sets forth the responses of WESCO International, Inc. (“WESCO” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated December 6, 2011, with respect to WESCO's Form 10-K for the Fiscal Year Ended December 31, 2010 and Form 8-K dated October 20, 2011. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
-Excess and Obsolete Inventory, page 19
Comment No. 1:
Please revise future filings to provide additional information regarding this critical accounting estimate. In this regard, explain in greater detail how you arrive at assumptions about “future demand and market conditions.” Discuss how accurate your assumptions have been in the past, how much the assumptions have changed in the past and whether the assumptions are reasonably likely to change in the future.
Response:
We write down our inventory through the application of a factor or assumption derived from historical analysis of actual losses. Looking back, we identify items that were at risk of becoming obsolete, defined as being in excess of

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com

36 months supply relative to demand or movement. We then analyze in a detailed manner the ultimate disposition of the previously identified excess inventory items, such as sold, returned to supplier, or scrapped. This item by item analysis allows us to develop a factor or assumption which represents the historical likelihood that an item identified as being in excess supply ultimately becomes obsolete and of no value.
On a current basis, we apply the factor to inventory items currently in excess of 36 months supply, and reduce our inventory carrying value by the derived amount. In future filings we will expand our disclosure to more fully explain this critical accounting policy.
We revisit and test our assumptions on a periodic basis. Historically, we have not had material changes to our assumptions and do not anticipate any material changes in the future.
With regard to “future demand and market conditions”, absent specific information to the contrary, we assume future demand will be similar to historical demand. We will modify our disclosure of this critical accounting policy in future filings to de-emphasize the stated reliance on “future demand and market conditions”.
Results of Operations, page 21
Comment No 2:
We note you attribute changes in net sales to a variety of factors, including higher product prices, favorable foreign currency exchange rates and acquisitions. Please revise future filings to separately quantify the material items impacting your results of operations.
Response:
In future filings, we will include material items impacting results of operations that can be derived through objective quantification. An example of an objective quantifiable item is the impact acquisitions had on net sales.
-Liquidity and Capital Resources, page 22
Comment No 3:
We note your disclosures on page 47 that you consider $177 million of undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.
Response:
We acknowledge the Staff's comments, and in response in future filings we will enhance our disclosure in the discussion of Liquidity and Capital Resources. Specifically, when we discuss invested cash as a component of our liquidity, amounts held by our foreign subsidiaries which are material and would not be available for use in funding U.S. operations will be disclosed.
-Revenue Recognition, page 35
Comment No 4:

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com

We note your disclosure that you provide services such as inventory management for some of your customers and that revenues for such services are recognized upon evidence of fulfillment of the agreed upon services. With a view toward enhanced disclosure in future filings, please tell us more about these arrangements and your accounting for the arrangements. Explain in greater detail the nature of the services you provide and how you recognize revenue for each portion of those arrangements. In this regard, clarify if the arrangements with these customers include the sale of inventory and the other services. If so, clarify how you account for the sale of inventory to these customers.
Response:
The inventory management services referenced in our discussion of Revenue Recognition as a critical accounting policy represent those limited situations where WESCO may perform some or all of the following activities for customers: determine inventory stocking levels; establish inventory reorder points; launch purchase orders; receive material; put away material; and pick material for order fulfillment. Service arrangements where we manage a process for the customer are governed by an agreement between WESCO and the customer. We recognize revenue on a monthly basis for service rendered during the period based upon a previously negotiated fee arrangement. We also sell inventory to these customers and recognize revenue at the time title and risk of loss transfers to the customer.
Comment No 5:
Further to the above, please quantify the amount of revenue attributed to these services in each of the last three years and for the nine months ended September 30, 2011. Tell us how you have considered the guidance in Rule 5-03.1 of Regulation S-X.
Response:
The amount of revenue attributed to these services for the twelve months ended December 31, 2010, 2009 and 2008 was approximately $10.9 million, $9.9 million, and $10.8 million, respectively. The amount of service revenue for the nine months ended September 30, 2011 was approximately $8.8 million. Consistent with Rule 5-03 of Regulation S-X, as revenue attributed to these services has never exceeded 10% of our total revenue, we do not state it separately on the face of the income statement.
-Supplier Volume Rebates, page 35
Comment No 6:
We note your disclosures here that you receive volume rebates from certain suppliers. You state that you recognize a receivable for the estimated amounts due to you with a corresponding reduction of cost of goods sold. Please explain to us in greater detail how your accounting complies with FASB ASC 605-50-25-10 through 605-50-25-12. In this regard, clarify for us how you account for rebates that are attributable to inventory that you have not yet sold and is therefore still reflected on your balance sheet.
Response:
As noted, we recognize a receivable and a corresponding reduction to Cost of Goods Sold when recording supplier volume rebates. We comply with FASB ASC 605-50-25-10 through 605-50-25-12 by ensuring that the recording of supplier volume rebates is supported by an amount of cash consideration that is probable and reasonably estimable per a binding vendor agreement. Supplier volume rebates attributable to unsold inventory still reflected on the balance sheet are recorded as a reduction to inventory and therefore not recorded in the income statement. The relationship between supplier volume rebates earned to inventory purchases for the prior 12 months is applied to current inventory and used to determine the amount of supplier volume rebates recorded as a reduction to inventory.

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com

Note 5. Acquisitions, page 40
Comment No 7:
In connection with any material acquisitions, please revise your future filings to include the disclosures required by 805-10-50-2(h) of the FASB Accounting Standards Codification.
Response:
In the event that we have material acquisitions in the future, we will ensure that future filings include the disclosures required by FASB Accounting Standards Codification 805-10-50-2(h). Additionally, in connection with the acquisition of TVC Communications, L.L.C. on December 16, 2010, we will include the following disclosures required by FASB Accounting Standards Codification 805-10-50-2(h) in our Form 10-K for the reporting period ended December 31, 2011:

1.	The amount of revenue and earnings since the acquisition date included in the consolidated income statement for the reporting period ended December 31, 2010

2.
The revenue and earnings of the combined entity for the period ended December 31, 2010 as though the acquisition date for the business combination that occurred during 2010 had been as of January 1, 2010 (supplemental pro forma information)

3.
The revenue and earnings of the combined entity for the period ended December 31, 2009 as though the acquisition date for the business combination that occurred during 2010 had occurred as of January 1, 2009 (supplemental pro forma information).

Comment No 8:
Further to the above, please provide us with your calculations of the significance of this acquisition under Rule 3-05 of Regulation S-X.
Response:
We determined that the acquisition of TVC Communications, which was completed on December 16, 2010, did not meet the significance criteria set forth under Rule 3-05 of Regulation S-X, and as a result, historical financial statements and pro-forma financial information were not required. We applied the criteria of Rule 3-05, which outlines when historical financial statements are required for a significant subsidiary, applying a sliding scale of thresholds commencing at 20%. Please see below for the supporting calculations for our significance tests.

1.	Does the registrant's investments in and advances to the acquired subsidiary exceed 20% of the registrant's total assets for the most recently completed fiscal year?

The Company's total assets were $2.49 billion as of December 31, 2009. The TVC Communications acquisition GAAP purchase price of $251 million did not exceed 20% of our total assets.

2.	Does the registrant's share of total assets of the acquired subsidiary exceed 20% of the registrant's total assets for the most recently completed fiscal year?

TVC Communication's total assets of $127.4 million as of December 31, 2009 did not exceed 20% of the Company's total assets of $2.49 billion.

3.
Does the acquired subsidiary's income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principal exceed 20% of such income for the registrant for the most recently completed fiscal year?

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com

The Company's income before taxes was $137.2 million for the year ended December 31, 2009. TVC Communication's income before taxes of $18.9 million for the year ended December 31, 2009 did not exceed 20% of our total pre-tax income.
Note 14. Commitments and Contingencies, page 51
Comment No 9:
We note your disclosures regarding the lawsuit filed against you in Indiana. Please review future filings to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the possible loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.
Response:
With respect to the Staff's comment, WESCO will continue to monitor developments regarding the referenced lawsuit and make disclosures consistent with the requirements of 450-20-50 of the FASB Accounting Standards Codification. So long as the loss contingency associated with the lawsuit continues to exist, and until such time as any possible loss or range of loss associated with the lawsuit can be estimated, we will revise future filings to include a statement that an estimate of the possible loss or range of loss cannot be made. At the time of our filing, an estimate could not be made because proceedings were at an early stage and discovery was ongoing. As the case progresses we will consider any developments towards our efforts to estimate the possible loss or range of loss.
Note 15. Segments and Related Information, page 51
Comment No 10:
We note that you operate in 12 segments but aggregate the information into one reportable segment. Please provide us with your detailed analysis supporting your conclusion that aggregation of the 12 operating segments into one reportable segment was appropriate. In this regard, specifically address all of the criteria set forth in paragraph 280-10-50-11 of the FASB Accounting Standards Codification. Provide supporting information that addresses your consideration of the similarity of the criteria, including the similarity of economic characteristics.
Response:
WESCO responded previously to a similar comment contained in the letter from the Staff of the Securities and Exchange Commission dated December 27, 2007. Since providing that response, management has remained cognizant of the criteria set forth in paragraph 280-10-50-11 of the FASB Accounting Codification. We have updated our prior response to reflect any changes that have occurred in the facts and circumstances surrounding our operating segments.

At the time the Form 10-K for the Year Ended December 31, 2010 was prepared, WESCO determined that it had 12 operating segments. The 12 operating segments are defined principally by the operating leader and contain businesses and operations for which they have management responsibility. WESCO is comprised of legacy branches developed organically over time, and acquired operations. The branches are typically grouped together into districts and regions for management span of control purposes and these are further grouped into the business units that constitute our operating segments. There are no consistent criteria for defining the composition of an operating segment, as they vary based upon a combination of acquired operations, geographic locations, management span of control considerations, and most importantly, the availability of critical management personnel and talent. For example, Industrial Construction was one of our nine operating segments at the time of our prior comment and response in 2007. Subsequently this large operating segment was broken apart with some pieces reassigned to other

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com operating segments and others placed into new operating segments. The result is that our operating segments are comprised of a mixture of markets, geographies, and customers. Each operating segment has a Vice President or Director who reports to the Senior Vice President and Chief Operating Officer of WESCO. In turn, the Chief Operating Officer reports to the Chairman and Chief Executive Officer of WESCO is considered to be the Chief Operating Decision Maker.

We have concluded that the 12 operating segments meet the aggregation criteria as prescribed in 280-10-50-11 and therefore should be presented as one reportable segment. We arrived at this conclusion after specifically reviewing each of the aggregation criteria in 280-10-50-11 as follows:

a) The nature of the products and services.

All products are available for sale by every branch in each of the 12 operating segments. Branches operate similar to a retail store functioning as an outlet, with access to all of the products and procurement solutions offered by the Company. The mix of products sold by each branch is a function of the customer demand in the markets served, and varies from branch to branch.

WESCO provides its customers with a broad product selection consisting of more than 1,000,000 electrical, industrial, and communications, maintenance, repair and operation (“MRO”) supplies and utility products sourced from more than 17,000 suppliers. WESCO offers its customers a wide range of procurement solutions that draw on our product knowledge, supply and logistics expertise and systems capabilities. This combined offering of products and procurement solutions is important to the branches as it allows them to serve customers and industries in their local markets possessing unique and widely varying product requirements. Individual products and procurement solutions may be sold with higher frequency in some branches than in others due to customer requirements; however, virtually all branches have the ability and access to sell and provide all products and procurement solutions to customers. For example, WESCO has global account customers which are served by multiple branches within various operating segments. Within the integrated WESNET point of sale information technology operating system, WESCO has designated 47 common product classes and 40 of the product classes (approximately 98% of the dollars) were sold in all operating segments.

b) The nature of the production processes.

WESCO has approximately 400 branches with approximately 340 in the United States, 50 in Canada and the remainder in Mexico, the United Kingdom, Africa, United Arab Emirates, China, Australia and Singapore. WESCO has seven distribution centers located in the United States and Canada.

WESCO does not produce products. Our extensive branch network and distribution centers focus on purchasing products from suppliers and reselling that inventory. The distribution centers primarily support the branches by providing a broad and deep selection of inventory on a replenishment basis. Each of the operating segments sells and distributes products in much the same fashion through the branch network and distribution centers. Products sold can be delivered directly from the branch network or shipped directly from the suppliers to WESCO customers, thereby physically bypassing the branch location. WESCO also serves some companies with customized service centers on or near customer sites. WESCO's supplier procurement processes are similar for all operating segments and all of WESCO's operating segments have the ability to access products from a common supplier base.

c) Type or class of customer for their products and services.

WESCO has a large base of over 100,000 customers across a diverse set of end markets. WESCO customers include: industrial; construction; utility; commercial; institutional; and governmental

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com customers. Each operating segment serves a wide variety of customers in a mix of industries. WESCO's network of branches and distribution centers stock more than 250,000 unique stock keeping units (“SKUs”). Each branch tailors a portion of its locally stocked inventory to meet the immediate needs of its customers in its local markets, stocking an average of approximately 2,500 SKUs. Many of WESCO's customers are served by branches from multiple operating segments.

d) The methods used to distribute their products or provide their services.

WESCO has seven distribution centers located in the United States and Canada. These distribution centers serve the branches across all 12 operating segments, customers and suppliers by providing a broad and deep selection of inventory, online ordering, same day shipment and central order handling and fulfillment. Products sold can be delivered directly from WESCO's branch network or shipped directly from suppliers to the customer, thereby physically bypassing the branch network.

e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

WESCO does not believe 280-10-50-11 (e) - nature of regulatory environment - is applicable to its industry.

Similar Economic Characteristics:

Under 280-10-50-11, operating segments are required to exhibit similar economic characteristics to qualify for aggregation. The financial statistics captured by WESCO to evaluate each of its operating segments are gross sales, billing margin by sale type, gross margin, and operating income. Billing margin represents the difference between the selling price and the cost of the product before adjustments. Variation in gross margin from branch to branch, and to a lesser degree from segment to segment, is due to the sales mix variability at the branches. WESCO's sales to its customers are categorized as stock, direct ship and special order. Stock orders are filled directly from existing inventory and typically carry the highest margins. Direct ship, sometimes referred to as “drop shipment” sales, are shipped directly to the customer from the supplier and typically yield the lowest margins as a result of WESCO not physically handling the product. Special orders are for products that are not stocked in inventory and are ordered based on a customer's specific request. Special orders typically yield margins lower than stock sales, but above direct ship sales. The type of sale significantly impacts the margin earned on each sale. Therefore, although each operating segment is selling similar products and procurement solutions, the gross margin can vary from operating segment to operating segment depending on the blending of stock sales, direct ship sales and special order sales. The sales mix also impacts the level of SG&A in each operating segment, as each sale type requires a different level of sales and support activity. Hence, a branch with significant direct ship orders would be expected to have a lower level of SG&A costs as a result of reduced direct support costs associated with direct ship sales. As such, we believe billing margin by sales type demonstrates economic similarity.

As gross margin statistics can vary as a result of sales mix, WESCO managers are expected to adjust SG&A spending levels accordingly to deliver appropriate levels of operating income. Thus, operating income is the key financial metric used by WESCO (ie., the Chief Operating Decision Maker, or CODM) to assess operational performance and also indicates economic similarities. Each operating segment's operating income as a percent of sales is within 310 basis points or less from the average of 5.7% for the year ended December 31, 2010. This has been consistent and represents a narrower range than the 350 basis point spread quantified in our previous response on this subject. Management of each operating segment is expected to effectively manage SG&A against the sales mix to meet the CODM's financial expectations for consolidated operating income. Because the operating segments are buying and selling similar products through similar distribution channels and because the expectation for each operating segment is to manage SG&A costs relative to the sales mix, the result is that each operating segment is reporting essentially the same operating income relative to sales. Therefore, in WESCO's situation, operating income is the key financial metric demonstrating economic similarity among the operating segments.

Consistent with the objective and principles of 280-10-50-11, we believe that aggregation of WESCO's 12 operating

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com segments is more useful in understanding the Company's performance and measuring its prospects for future net cash flows. Revenue growth potential in each of the operating segments is very similar due to the wide variety of customers and industries served, the numerous end markets, the highly fragmented nature of the distribution industry and the expansive nature of WESCO's branch network. In addition, each operating segment faces similar operating and competitive risks which are managed and reviewed in a similar fashion. Competition is primarily focused on the local service area, and is generally based on product line breadth, product availability, service capabilities and price. Similar sales tactics and performance drivers are used in each operating segment to drive improved operating results. Therefore, although the operating segments are useful for internal tracking purposes and allocating management control, given the similar products, service capabilities, methods of distribution, growth potential and competitive risks, reporting financial data by operating segments would not provide meaningful insight to WESCO's performance as a distributor of electrical products and industrial MRO supplies.

In summary, we believe that the operating segments have similar economic characteristics and are similar in each of the areas sited by 280-10-50-11 (i.e., nature of products, customers and distribution network). For these reasons, we believe that the aggregation of its 12 operating segments into one reportable segment is appropriate for the presentation of its financial results in conformity with 280-10-50-11.

Comment No 11:
Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.
Response:
In future filings we will provide a disclosure stating that we attribute revenues from external customers to individual countries on the basis of the point of sale, in accordance with the requirements of paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.
Form 8-K Filed on October 20, 2011
Comment No 12:
We note you have presented certain non-GAAP financial measures in this Item 2.02 Form 8-K. However, we do not see where you have fully complied with the requirements of Item 10(e)(1)(i) of Regulation S-K, as required by Item 2.02 of Form 8-K. Please revise future filings to address the following:
• For each non-GAAP measure presented, include a statement of the reasons why management believes that presentation of the non-GAAP financial measure provided useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(10(i)(C) of Regulation S-K.
• For each non-GAAP measure presented, to the extent material, include a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure. Refer to Item 10(e)(10(i)(D) of Regulation S-K.
• Include a reconciliation of the differences between the non-GAAP financial measure and the most directly comparable measure calculated in accordance with GAAP. In this regard, we refer to your presentation of the non-GAAP financial measures “organic sales growth” and “earnings per diluted share, adjusted.” Refer to Item 10(e)(10(i)(A) of Regulation S-K.
Response:
We will revise our disclosures related to non-GAAP financial measures in future Form 8-K filings to include all of

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com the requirements of Item 10(e)(1)(i) of Regulation S-K. Our disclosures will be modified to include a statement of the reasons why management believes the non-GAAP measures are useful to investors and for what purposes the non-GAAP measures are utilized by management. Additionally, our disclosures will include the most comparable GAAP measures and reconciliations to such most comparable GAAP measures.

Please contact me at (412)-454-2392 or Tim Hibbard at (412) 454-2252 if you have further questions or need additional information.
Sincerely,
/s/ Richard P. Heyse
Richard P. Heyse
cc. John J. Engel, Chairman, President and Chief Executive Officer
    Diane E. Lazzaris, Vice President, Legal Affairs
    Timothy A. Hibbard, Corporate Controller

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122